UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Story2 LLC (f/k/a Story To College, LLC)

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 31, 2014

Physical address of issuer
1460 Broadway, New York, NY 10036

Website of issuer
http://story2.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 29, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$135,405	$166,847
Cash & Cash Equivalents	$57,655	$21,867
Accounts Receivable	$69,500	$136,730
Short-term Debt	$849,486	$2,191,355
Long-term Debt	$2,157,388	$258,372
Revenues/Sales	$418,213	$590,652
Cost of Goods Sold	$68,709	$98,998
Taxes Paid	$0	$0
Net Income	($842,689)	($614,156)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
_____
(Signature)

Carol Barash, PhD
_____
(Name)

Manager & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____
(Signature)

Carol Barash, PhD
_____
(Name)

Manager & CEO
_____
(Title)

3/9/2020
_____
(Date)

/s/
_____
(Signature)

John Scotti
_____
(Name)

Manager
_____
(Title)

3/9/2020
_____
(Date)

/s/
_____
(Signature)

Todd Padgett
_____
(Name)

Manager
_____
(Title)

3/9/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

March 9, 2020

Story2 LLC
(f/k/a Story To College, LLC)



Up to $1,070,000 of
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

The Form C/A filed by the Company on December 11, 2019 is hereby amended and superseded in its entirety by this Form C/A to (i) extend the Offering Deadline to April 29, 2020, (ii) reduce the Target Amount to $50,000, and (iii) to make certain changes to the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/story2 and as attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

Story2 LLC ("**Story2**" the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $50,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C/A (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $50,000 by April 29, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://story2.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/story2

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Story2 LLC is a Delaware limited liability company, formed on July 31, 2014.

The Company is located at 1460 Broadway, New York, NY 10036.

The Company's website is http://story2.com.

The Company conducts business in New York, U.S. and Hangzhou, China

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/story2 and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	50,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100+
Offering deadline	April 29, 2020
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Carol Barash who is CEO of the Company, John Scotti, who is a manager of the Company and Todd Padgett, who is a manager of the Company. The Company has or intends to enter into an employment agreement with Carol Barash, although there can be no assurance that it will do so or that she will

{00775981.DOCX.1}   11

continue to be employed by the Company for a particular period of time. The loss of Carol Barash, John Scotti or Todd Padgett could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and Services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or

those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they

will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and

protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any holders of preferred securities, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

BUSINESS

Description of the Business

Story2 empowers people to tell stories out loud and tap into the science of storytelling to improve speaking, writing, college admission, job search, and life outcomes. In studies with Yale University (2012), CollegeBound Initiative (2014) and Heckscher Foundation for Children and Student Leadership Network (2019), 88% of Story2 users have improved their writing against the Common Core standards, and 94% reported increased speaking and writing confidence.

Business Plan

78% of US high school graduates and 42% of US college graduates lack essential communication skills for high-value global careers. Story2 has empowered over 200,000 users to learn those skills, while conquering college admission essays and preparation for job search, using our proprietary neuroscience-based Moments Method®, patented StoryBuilder writing platform, and self-paced and live, online courses and coaching. We sell to schools and organizations, as well as to individuals, with three tiers of service: self-guided, live, online bootcamps with written feedback, and live, online coaching.

The Company's Products and/or Services

Product / Service	Description	Current Market
StoryBuilder	App that helps users find and tell stories for use in high-stakes situations.	High school and college students, young professionals, professionals in career transition

Courses and coaching	Asynchronous and live online courses, bootcamps, and personalized coaching	High school and college students, young professionals, professionals in career transition

Competition

College Resources:

Prompt: connects students with writing professionals who provide college essay guidance and feedback when students share their essays for review.

EssayEdge: provides professional essay editing and proofreading services for college and graduate school applications and academic papers. Students are assigned a professional editor for editing help.

College Essay Guy: a searchable database of essay questions, personalized writing plans, and a platform for uploading, editing, tracking, and collaboration between students and instructors/counselors. Our other competitors are a wide range of local providers in each market. Though they lack a consistent, scalable system or measurable writing improvements, they are often quite popular.

Career Resources:

Snag: staffing service for hourly job seekers that assists in job application process.

Handshake: career services company for recent graduates that provides job listings, profile-based pairing, and an advising community.

Modern Guild: career coaching tailored to the specific skills graduates need for specific jobs. LinkedIn: LinkedIn Learning (formerly Lynda) offers a wide range of skill-building courses for job search and on the job. Generally speaking, our competitors in the career space focus on job placement or readiness, as opposed to the tools graduates need to succeed as professionals.

Customer Base
Story2's customers range from the parents of middle school, high school, and college students in the admissions process to young professionals, as well as the schools and organizations that support those individuals. We empower people making high-stakes transitions: applying to a school or for a scholarship, seeking a job or a promotion, or pitching to investors.

Intellectual Property

The Company has the following intellectual property:

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
10,157,070	Patent	Document preparation platform	December 18, 2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4,504,920	Education Services	Moments Method	July 30, 2013	April 1, 2014	USA
88048078	Downloadable Computer Software	HirePower	July 23, 2018	N/A	USA

5,184,419	Educational and Training Services	EssayBuilder	January 7, 2016	April 18, 2017	USA
88035230	Downloadable Computer Software	Seymour	July 12, 2018	N/A	USA
88161941	Card games	Story in a Box	October 19, 2018	N/A	USA

Trademarks – China

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
35907824 in Class 28	Educational and Training Services	Story in a Box	Jan. 14, 2019	N/A	China
38249147 in Class 42	Educational and Training Services	HirePower	May 17, 2019	N/A	China
38249144 in Class 42	Educational and Training Services	EssayBuilder	May 17, 2019	N/A	China
38249145 in Class 41	Educational and Training Services	EssayBuilder	May 17, 2019	N/A	China
38249146 in Class 9	Educational and Training Services	EssayBuilder	May 17, 2019	N/A	China
38249150 in Class 41	Educational and Training Services	Moments Method	May 17, 2019	N/A	China
38249149 in Class 41	Educational and Training Services	Story2	May 17, 2019	N/A	China
38249151 in Class 41	Educational and Training Services	Write Out Loud	May 17, 2019	N/A	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$64,200
Product Development	48.00%	$24,000	48.00%	$513,600
Marketing	10.00%	$5,000	10.00%	$107,000
Working Capital	36.00%	$18,000	36.00%	$385,200
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

We will use the funds to further develop our bilingual product for Chinese schools, as well as the HirePower suite of services for college students and young professionals, and to market our services to schools and organizations in the US and China,

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carol Barash, PhD	Founder, CEO and Manager	CEO, Story2 LLC	Princeton University, PhD University of Virginia, MA Yale University, BA
John Scotti	Co-founder, Manager	USA Spikeball – John is responsible for growth and development of all US operations.	City University of New York, MS University of Delaware, BA
Todd Padgett	Manager	CEO, PFIC, LLC At PFIC, Todd provides strategic investment capital and enterprising consulting and advising solutions to small and medium sized early stage companies.	University of Chicago, MBA Indiana University Bloomington, bachelor's degree

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 11 full-time employees and 42 part-time employees, who serve as the Company's coaches, and who provide the Company's coaching services and courses.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Class A Units
Amount Outstanding	250,001
Voting Rights	Each holder of Class A Units is entitled to one vote per unit.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional Class A Units at a later date. The potential future issuance of such Class A Units may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage Ownership of the Company by the Holders of Such Security (Assuming Conversion Prior to the Offering if Convertible Securities).	85%

Type of Security	Class B Units
Amount Outstanding	44,118
Voting Rights	Holders of Class B Units are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional Class B Units at a later date. The potential future issuance of such Class B Units may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage Ownership of the Company by the Holders of Such Security (Assuming Conversion Prior to the Offering if Convertible Securities).	15%

Type of Security	Convertible Notes
Face Value	$20,000
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Upon conversion of the Company to a C-corporation on the earlier of (a) December 31, 2020, the maturity date of the note, or (b) upon a sale and issuance of the Company's equity interests in a future bona-fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related or otherwise affiliated with the Company's founders of not less than $250,000, the principal amount of $20,000 will convert into 6% of the capital stock of the Company. Any accrued but unpaid interest on the note will convert on the same terms as the principal amount.

Type of Security	Convertible Notes
Face Value	$150,000
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	In the event that the Company issues and sells shares of its equity interests to investors on or before the date of repayment in full of the note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of the note any other debt) (a "Qualified Financing"), then the outstanding principal balance of the note and any accrued but unpaid interest, will convert into equity interests of the Company at a conversion price equal to the lesser of (i) 80% of the per share price paid by the investors or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing determined on a fully-diluted basis (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the note and including shares of the Company's common stock reserved for future issuance under the Company's equity incentive plans). In the event that a Qualified Financing is not consummated prior to the maturity date of the note, then at the election of the holder of the note, the outstanding principal balance and any unpaid accrued interest under the note will be converted into shares of the Company's common stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date of the note (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the note).

Type of Security	Convertible Notes
Face Value	$2,549,600
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	The unpaid principal amount of these notes together with any interest accrued but unpaid thereon, shall automatically be converted into the Company's equity securities issued and sold at the closing of a single or series of related capital raising transactions in which the Company sells equity securities in which the aggregate gross proceeds to the Company are at least $2,000,000 (exclusive of conversion of these or similar notes) (the "Qualified Financing") that occurs on or prior to the maturity date of these notes or any extension thereof. The holders of these notes will be entitled to receive a number of the equity securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the lowest price paid by an investor in the Qualified Financing multiplied by 80% and (ii) the quotient of $5,500,000 divided by the aggregate number of the Company's outstanding units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the notes).

The Company has the following debt outstanding:

Type of Debt	Convertible Note
Principal Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	3.5% - Principal and accrued but unpaid interest is payable at maturity.
Description of Collateral	Unsecured
Maturity Date	December 31, 2020

Type of Debt	Convertible Notes
Principal Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	5% - Principal and accrued but unpaid interest is payable at maturity.
Description of Collateral	Unsecured
Maturity Date	December 31, 2020

Type of Debt	Convertible Notes
Principal Amount Outstanding	$2,549,600
Interest Rate and Amortization Schedule	6% - Principal and accrued but unpaid interest is payable at maturity.
Description of Collateral	Unsecured
Maturity Date	December 31, 2020

Type of Debt	Mortgage Note.
Principal Amount Outstanding	$199,508.78
Interest Rate and Amortization Schedule	National Prime Rate + .25% Interest payable monthly with principal payable on demand.
Description of Collateral	Third priority mortgage lien on real property.
Maturity Date	Payable on demand.

Type of Debt	Mortgage Note
Principal Amount Outstanding	$53,437.55
Interest Rate and Amortization Schedule	National Prime Rate + 2.75% Monthly payments of principal and interest.
Description of Collateral	All assets of the Company.
Maturity Date	March 1, 2024

Type of Debt	Revolving Line of Credit
Principal Amount Outstanding	$31,585.10
Interest Rate and Amortization Schedule	21.42% Monthly payments of principal and interest.
Description of Collateral	All assets of the Company.
Maturity Date	Six months after the date of each advance.

Ownership
A majority of the Company is owned by Carol Barash, PhD.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Carol Barash, PhD	250,001 Class A Units	85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Story2 LLC ("the Company") was formed on July 31, 2014 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company teaches students how to write powerful college admissions essays using storytelling. The Company trains adults on how to find jobs that are aligned with their purpose and mission in life and provides online marketing workshops to business teams on how to communicate confidently and live in a story-focused culture with the people they collaborate with every day in the workplace.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of accounts held with commercial banking institutions. The Company currently has approximately $140,500 in cash deposits.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds to market and grow the business in India and China, and as otherwise set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$5,000	1	General Working Capital	December 23, 2016	Section 4(a)(2)
Convertible Note	$10,000	2	General Working Capital	December 27, 2016	Section 4(a)(2)
Convertible Note	$25,000	5	General Working Capital	December 28, 2019	Section 4(a)(2)
Convertible Note	$50,000	1	General Working Capital	February 13, 2017	Section 4(a)(2)
Convertible Note	$173,000	1	General Working Capital	September 8, 2017	Section 4(a)(2)
Convertible Note	$25,000	1	General Working Capital	September 26, 2017	Section 4(a)(2)
Convertible Note	$30,000	1	General Working Capital	March 13, 2018	Section 4(a)(2)
Convertible Note	$1,000	1	General Working Capital	March 14, 2018	Section 4(a)(2)
Convertible Note	$55,000	2	General Working Capital	April 25, 2018	Section 4(a)(2)
Convertible Note	$65,000	1	General Working Capital	May 31, 2018	Section 4(a)(2)

Convertible Note	$50,000	1	General Working Capital	November 28, 2018	Section 4(a)(2)
Convertible Note	$35,000	1	General Working Capital	January 22, 2019	Section 4(a)(2)
Convertible Note	$40,000	1	General Working Capital	February 20, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	General Working Capital	March 6, 2019	Section 4(a)(2)
Convertible Note	$20,000	1	General Working Capital	March 6, 2019	Section 4(a)(2)
Convertible Note	$31,000	1	General Working Capital	March 20, 2019	Section 4(a)(2)
Convertible Note	$30,000	1	General Working Capital	April 1, 2019	Section 4(a)(2)
Convertible Note	$58,000	1	General Working Capital	May 2, 2019	Section 4(a)(2)
Convertible Note	$100,000	1	General Working Capital	May 13, 2019	Section 4(a)(2)
Convertible Note	$70,000	2	General Working Capital	June 14, 2019	Section 4(a)(2)
Convertible Note	$32,000	1	General Working Capital	July 11, 2019	Section 4(a)(2)

Convertible Note	$36,000	1	General Working Capital	July 24, 2019	Section 4(a)(2)
Convertible Note	$42,000	1	General Working Capital	August 8, 2019	Section 4(a)(2)
Convertible Note	$49,000	1	General Working Capital	August 23, 2019	Section 4(a)(2)
Convertible Note	$38,600	1	General Working Capital	September 4, 2019	Section 4(a)(2)
Convertible Note	$43,000	1	General Working Capital	September 20, 2019	Section 4(a)(2)
Convertible Note	$50,000	1	General Working Capital	October 4, 2019	Section 4(a)(2)
Convertible Note	$50,000	1	General Working Capital	October 17, 2019	Section 4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by Offering Deadline (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Units, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capitalization will consist of (i) Class A Units, 250,001 of which are issued and outstanding, (ii) Class B Units, 41,429 of which are issued and outstanding, and (iii) Class C Units, none of which are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities (the "First Equity Financing"), the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding units of equity interests, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) the issuance of all units of equity interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any

Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes (the "Valuation Cap Amount"),

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00% (the "Discount Amount").

Major Investor Conversion Right

Certain Investors of the Securities that make investments of $25,000 or greater in the Offering, "Major Investors," will gain the right to convert the Securities upon a first Equity Financing, while others will not. The Company shall provide the Major Investors with at least ten (10) business days prior written notice of the first Equity Financing, including the price and terms thereof. A Major Investor shall have a right to convert, in its sole discretion, any Securities then held by the Major Investor upon the closing of the first Equity Financing into a number of units of the CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the Purchase Amount by (a) the Valuation Cap Amount or (b) the Discount Amount.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the Purchase Amount by (a) the Valuation Cap Amount, or (b) the Discount Amount.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of units of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of common securities reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of units of the most recently issued equity interests (whether preferred securities or another class issued by the Company) equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of common securities reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes. Units of preferred securities granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred securities issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights

Major Investors, will receive pro-rata rights through the Offering, allowing them to continue investing in the Company to avoid dilution in future rounds, while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred securities then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common securities as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common securities.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Jed A. Kwartler / Kwartler Investments LP
Relationship to the Company	Spouse of Carol Barash who is the sole holder of Class A Units in the Company and the Company's CEO
Total amount of money involved	$749,000
Benefits or compensation received by related person	Potential conversion of the investment amount into equity interests of the Company. Such equity interests may benefit from future appreciation resulting in a possible return on investment to Kwartler Investments LP.
Benefits or compensation received by Company	Investment for general working capital of the Company.
Description of the transaction	Kwarler Investments LP has made a cash investment in the Company in exchange for convertible notes issued by the Company in the principal amount of $749,000

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

STORY2 LLC

Unaudited Financial Statements for the Years Ended December 31, 2018 and 2017



GRAPHITE FINANCIAL 350 5TH AVENUE, NEW YORK, NY, 10118

To the company:
Story2 LLC
New York, New York

Story2 LLC, a limited liability company ("Company"), is responsible for the accompanying financial statements, which comprise the balance sheets as of December 31, 2018 and the related statements of operations and Company's deficit and cash flows for the years then ended, and the related notes to the financial statements.

Said financial statements have been internally prepared by Company management using the consulting services of Graphite Financial, LLC ("Graphite"). As Graphite performed bookkeeping services alongside the Company, these financial statements have not been reviewed, compiled or audited by an independent CPA firm.

Graphite has not been engaged to perform an audit, review, complication or any other assurance or attestation service. Graphite's engagement cannot be relied upon to identify or disclose any financial statement misstatements, including those caused by fraud or error, or to identify or disclose any wrongdoing within the Company or noncompliance with laws and regulations.

Graphite also makes no claims or assertions regarding the Company's ability to continue as a going concern.

Graphite Financial

November 21, 2019

Story2 LLC
Balance Sheets
As of December 31, 2018 and 2017
(Unaudited)

	2018	2017
ASSETS		
Current Assets:		
Cash	$ 57,655	$ 21,867
Accounts Receivable	69,500	136,730
Total Current Assets	127,155	158,597
Non-Current Assets		
Security Deposits	8,250	8,250
Total Non-Current Assets	8,250	8,250
TOTAL ASSETS	$ 135,405	$ 166,847
LIABILITIES AND MEMBER'S DEFICIT		
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 142,273	$ 71,997
Credit Card Payable	113,692	40,416
Deferred Revenue	199,985	162,123
Line of Credit	198,553	170,000
Current Portion of Notes Payable	9,337	9,337
Current Portion of Convertible Notes	150,000	1,577,000
Accrued Interest on Convertible Notes	35,646	160,482
Total Current Liabilites	849,486	2,191,355
Non-Current Liabilities		
Notes Payble	49,866	60,372
Convertible Notes	1,826,000	198,000
Accrued Interest on Convertible Notes	281,522	-
Total Non-Current Liabilites	2,157,388	258,372
TOTAL LIABILITIES	3,006,874	2,449,727
MEMBER'S DEFICIT	(2,871,469)	(2,282,880)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ 135,405	$ 166,847

The accompanying notes are an integral part of these unaudited financial statements.
See Independent Accountant's Review Report.

1

Story2 LLC
Statements of Operations and Member's Deficit
For the Years Ended December 31, 2018 and 2017
(Unaudited)

		2018		2017
Revenue	$	418,213	$	590,652
Cost of Revenue		68,709		98,998
Gross Margin		349,504		491,654
Selling, General, and Administrative Expenses		1,013,412		1,005,810
Loss from Operations		(663,908)		(514,156)
Interest Expense		178,781		100,000
Net Loss		(842,689)		(614,156)
Member's Deficit - Beginning of Year		(2,282,880)		(2,004,124)
Contributions		254,100		335,400
Member's Deficit - End of Year	$	(2,871,469)	$	(2,282,880)

The accompanying notes are an integral part of these unaudited financial statements.
See Independent Accountant's Review Report.

2

Story2 LLC
Statements of Cash Flows
Years Ended December 31, 2018 and 2017
(Unaudited)

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (842,689)	$ (614,156)
Adjustments to Reconcile Net Loss to Net Cash used		
by Operating Activities:		
Changes in Operating Assets and Liabilities		
Accounts Receivable	67,230	(72,055)
Accounts Payable and Accrued Expenses	70,276	(65,056)
Credit Card Payable	73,276	1,474
Deferred Revenue	37,862	(92,472)
Accrued Interest on Convertible Notes	156,686	87,252
Net Cash Used by Operating Activities	(437,359)	(755,013)
Cash Flows from Financing Activities		
Proceeds from Line of Credit	28,553	170,000
Contributions from Member	254,100	335,400
Repayment of Notes Payble	(10,506)	(156,843)
Proceeds from Convertible Notes	201,000	418,000
Net Cash Provided by Financing Activities	473,147	766,557
Net Change in Cash and Cash Equivalents	35,788	11,544
Cash and Cash Equivalents, at Beginning of Period	21,867	10,323
Cash and Cash Equivalents, at End of Period	$ 57,655	$ 21,867

STORY2 LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Story2 LLC (formerly Story to College, LLC) (the "Company") teaches students and professionals to speak and write powerfully and authentically using the science of storytelling.

Story2 LLC courses and coaching are based in the neuroscience of storytelling and communication, tapping into the innate ability to speak, write, and build connections with other people. The skills the Company teaches improve students' spoken and written communication and their ability to communicate effectively in high stakes situations: admissions, job search, pitching. The Company conducts its business through an online model providing the StoryBuilder app, asynchronous and live online courses, and coaching.

Since inception, the Company has relied on angel investors and founders for raising capital to fund operations. As of December 31, 2018, the Company had no working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund operations from issuance of additional convertible notes (see Note 6), capital contributions from majority shareholders and profitability generated from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on July 31, 2014 in the State of Delaware. The Company is headquartered in New York, New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

Risks and Uncertainties

As shown in the accompanying financial statements, the Company has incurred losses from operations since inception, and as of December 31, 2018, the Company's current liabilities exceed current assets. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's member's intent is to continue funding operating cash flow needs and seek investors in the form of either debt or equity. However, there can be no assurance that the member will be successful in this regard.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists primarily of accounts held with commercial banking institutions.

Accounts Receivable

Accounts receivable are uncollateralized, non-interest-bearing customer obligations due under normal trade terms. Management reviews individual customer account balances and determines delinquency based on the specific customer's agreed upon terms. Management does not charge interest on delinquent balances. The Company applies collections of accounts receivable to specific invoices in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. The Company does not consider an allowance of doubtful accounts necessary.

Income Taxes

As a limited liability entity, the Company's taxable income or loss is allocated to the member. Therefore, no provision for federal income taxes has been included in the financial statements.

The Company follows professional standards related to accounting for uncertainty in income taxes, which prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements.

The Company files returns in the U.S. federal jurisdiction as well as certain state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities; as of the date of this report there are no on- going examinations. The Company has evaluated its tax positions for all open tax years and has concluded that there are no significant uncertain tax positions for either federal or state purposes. Further, there are no tax related interest or penalties included in the financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue that is collected in advance of when it is earned is considered unearned and is reported as deferred revenue on the Company's financial statements. The revenue is recognized during the year in which the Company's services areperformed.

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising expenses were $13,909 and $17,480 for the years ended December 31, 2018 and 2017, respectively. $29,520 of Advertising expenses in 2017 was reclassified to distinguished differences in expenses associated with Advertising and overall general Marketing expenses.

Organizational Costs

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users to better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a limited liability entity. The Company's taxable income or loss is allocated to the member. Therefore, no provision for federal income taxes has been included in the financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company has a month-to-month lease in New York, New York. Rent expenses for the years ended December 31, 2018 and 2017 total approximately $72,000 and $54,000, respectively.

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – LINE OF CREDITS/LOANS

Line of Credit

The Company has a line of credit agreement with a bank for $200,000 maximum. The agreement will continue until all amounts outstanding are paid off or until both parties agree in writing to terminate the agreement. Borrowing under the agreement bears interest at the national prime rate plus .25%. The line of credit is personally guaranteed by a relative of the member of the Company and secured by the underlying assets of the Company. The balance of the line of credit was $198,553 and $170,000 as of December 30, 2018 and 2017, respectively.

Long-term Debt

The Company has a note payable to the Empire State Certified Development Corporation payable in monthly installments over a ten-year period maturing March 2024, including interest adjusted monthly at *The Wall Street Journal Prime* rate plus 2.75%.

	2018	2017
Notes Payable	$63,860	$69,709
Less: Current portion of Notes Payable	9,337	9,337
	$54,523	$60,372

NOTE 6 – CONVERTIBLE DEBT

Issuance of Convertible Notes

The Company has issued convertible promissory notes (the "Notes") totaling $201,000 and $418,000 during the years ended December 31, 2018 and 2017, respectively. The accrued interest on the notes totaled approximately $317,000 and $160,000 as of December 31, 2018 and 2017, respectively. These Notes bear interest at 6% per annum, compounded annually. In late 2018, all but one note had extensions on maturity signed to extend the maturity to December 31, 2020. The Kaplan note was not extended by the end of 2018 but is currently being extended. Therefore, and when the Kaplan note is extended, $1,976,000 of the Notes will come due and payable during 2020. When the notes come due the associated accrued interest will also become due and payable. The Notes may be prepaid at any time without penalty upon five days prior written notice to the holder.

In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which the Company sells securities or membership interests of the Company resulting in aggregate gross proceeds to the Company of not less than $2,000,000 (a "Qualified Financing"), then the principal and accrued interest under the Notes shall automatically convert into the membership interests offered to purchasers in the Qualified Financing at a conversion price equal to the lessor of (a) 80% of the purchase price per membership interest paid by purchasers in the Qualified Financing and (b) the quotient of $5,500,000 divided by the aggregate number of the Company's outstanding units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and excisable securities then outstanding other than the notes). The holder of a note shall receive the same rights, privileges and protections as the purchasers in the Qualified Financing.

In the event that, prior to the Maturity Date, an event of default or conversion of these Notes, the Company effects a liquidation event, the unpaid principal and accrued interest under the Notes shall automatically convert into the right to receive a cash amount equal to the greater of i) the unpaid principal and interest under the note, and ii) the amount the holder would be entitled had the aggregate principal amount been converted into Class A Units of the Company at a conversion price equal to the quotient of $5,500,000 divided by the aggregate number of the Company's outstanding units.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's member's intent is to continue funding operating cash flow needs and seek investors in the form of either debt or equity. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity ("Crowd SAFEs"). The Company is attempting to raise a minimum of $100,000 in the Crowdfunded Offering and up to $1,070,000 maximum. The Crowdfunded Offering is being made through OpenDeal Portal, LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through December 9, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.

Story2 Campaign Page Updates

Elevator pitch
Closing the communications skills gap with storytelling.

Summary – will select 7
- Patented online writing platform, live online courses, and coaching to navigate high-stakes school and work communication
- Early customers + partners include Kaplan Test Prep, Princeton University, NYC Public Schools, Michelle Obama's Better Make Room, and Jack Ma's Yungu School in Hangzhou, China
- Story2 offers the only scalable workforce communication skills solution with measurable learning outcomes
- 88% of users improve writing
- 99% say, "I learned skills I can put to use immediately."
- Extremely efficient SaaS + service business with 83% gross margin
- Three curricula--admissions, career launch, and on-the-job skills--sold B2B to schools, businesses, and organizations
- Raised over $2M and served 200K+ users to date
- 2013 Goldman Sachs 10,000 Small Businesses award winner
- 2014 Kaplan EdTech Accelerator, powered by Techstars
- Finalist in $100K pitch contest sponsored by Grammy and Platinum-winning Chamillionaire, e40, and Shark Tank's Daymond John
- $626B global market

Problem



The way we're taught writing in school is completely disconnected from the skills necessary to succeed in the workplace.

78% of high school graduates and nearly half of college graduates lack essential workforce communication skills. As a result, most millennials find themselves unemployed, underemployed, or unhappily employed, disconnected from their passions and purpose.

Solution
Storytelling: a scalable, science-based solution

"At Roanoke we help students focus on their purpose, and to connect the dots around their college experiences to build careers that match their personal and professional purpose. Story2 helped us teach our students how to build those stories and share them in interviews."
-   Melanie Tolan, Executive Director of Marketing, Roanoke College

With skill-building software and live, online group coaching, we're teaching unemployed, under-employed, and unhappily employed millennials to connect their skills, experience, and temperament with high-impact work.



Proprietary Moments Method® and patented StoryBuilder software

200K+
users

88%
improved writing

   

When we tell stories, three things happen in our brain: memories, emotions, and our desire to act ignite at once. The same things happen when we read or listen to stories. Neuroscientists believe that storytelling evolved over thousands of years to help humans navigate between situations and ideas we know and things that are new to us. Whatever your age or stage in life, Story2 teaches you how to tap into the science of storytelling — the human brain's most powerful communication system.

PRODUCT

24/7 on-demand communications skill-building



Our patented, award-winning StoryBuilder platform, courses, and bootcamps help you create fresh cover letters, prepare for real interviews, and succeed in the 21st century workplace. For people who need more focused support, our specially trained coaches are available 24/7 to provide quick, reliable feedback.

Traction

Building education products at scale

Since 2014, when we launched in Techstars, Story2 has helped more than 200,000 people navigate high stakes communication -- like job interviews, college admission essays, pitching big ideas, even dating app profiles. In the college admissions space our B2B customers include NYC Public Schools, DCPS, KIPP, the Student Leadership Network, UBS, and the Heckscher Foundation for Children. In 2019 our B2B average order was $25,000 and our average DTC sale was $213.

Now we are tackling the workforce communication skills market with HirePower®.

In the first 30 days of launching the HirePower® vertical, we've built a pipeline of over $5M in colleges and businesses eager to train and upskill young workers. We're already working with 8 customers, including Princeton University, Roanoke College, and NC State University. We are seeing increased demand each day; our HigherEd target customer spans Career Services, Alumni Services, Veterans' Services, equity and inclusion.

Customers
Our users build communication skills to thrive at work and in life

"I brought Story2 in to invigorate my sales team and improve the team's communication through storytelling. Story2 was absolutely transformational. My team began to think about their business differently and sent emails that were more passionate. The next year was a record, and I would attribute an enormous amount of that change to the techniques that Story2 taught my team."

- Lori Burgess, Publisher, *Prevention Magazine*

Story2 has served over 200,000 people from over 21 countries with transformative impact:


82
Net Promoter Score
4.75
★
Happiness
38%
Retention
“I used Story2 and it worked! I was offered the Senior Product Marketing Manager job at Microsoft…”
- MBA student, UVA-Darden School of Business

Our institutional customers include leading businesses, universities, and organizations:










<u>Business model</u>

Building a community of storytellers with a B2B and B2B2C SaaS model

In our college admissions business, we were able to scale to 200,000 users through our combined freemium B2B, and B2B2C SaaS model that has a 83% gross margin. We are using this customer acquisition strategy as a roadmap to launch our HirePower® workforce communications vertical.

<u>Market</u>

$626B+ revenue opportunity

Global demand for writing and speaking skills is substantial and growing more than 12% per year. Across the U.S., China, and India, we estimate a total addressable market of **$626 billion** and a total serviceable market of **$279 billion**. We capture that market by selling B2B to universities and businesses, and B2B2C through strategic partners.

<u>Competition</u>

Story2 is the only company providing science-based online storytelling services with proven results.

Our competitors tend to be either free online resources, high-cost personal coaches, or ghostwriting, where someone else does the work. **Only Story2 combines a scalable writing process with measurable, personalized learning outcomes.**

Vision

A global community of storytellers

The Chinese name for Story2 is KanKanTu, combining the Confucian Kan Kan, a person who is easy and joyful communicating with all types of people, and Tu, the fast rabbit of technology innovation. Our vision is to empower people from all walks of life to thrive personally and professionally through storytelling and technology.

Through our digital communications skill-building platform, people learn to succeed in 21st century work and connect to meaningful economic opportunities.

<u>Investors</u>

$2M+ in funding raised to date, including Techstars, Kaplan Ventures, Chamillionaire, and Yale Bulldog Ventures

We're raising up to $1M here to accelerate business growth and scale globally. For a limited time, you can invest in Story2 for as little as $100, learn these communication superpowers for yourself, and help us change how the world communicates!

We are proud to be supported by Kaplan Ventures, Techstars, Edovate Capital, TWJ Capital, Yale Bulldog Ventures and angels including Chamillionaire, Jeremy Johnson, Donald Meltzer, and Walt Winshall.

Founders



Carol Barash, PhD
Co-Founder and CEO





Moshiur Tarafdar
Co-Founder, CTO





Jack Scotti
Co-Founder, COO



EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Story2 LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Story2 LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a

number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a series of Equity Interests that is identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

      (i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

      (ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

      (iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restricted as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" means the equity interests of the Company, including without limitation, the Common Securities and Preferred Securities of the Company.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, d/b/a "Republic," a FINRA member and SEC licensed securities crowdfunding portal.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Major Investor**" shall have the meaning set forth in <u>Section 6(j)</u>.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series Equity Interests issuable pursuant to <u>Section 1</u>.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)	The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)	The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent goverernance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)	Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Equity Interests and will not be integrated with any previous offerings of the Company's Units.

(k)   The Company shall provide each Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New

Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Story2 LLC

By: _____
Name: Carol Barash
Title: CEO
Address:
Email:

INVESTOR:

By: _____
Name:

Exhibit A – CF Shadow Unit Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated <mark>[CrowdSAFE Date]</mark> between Story2 LLC, a Delaware limited liability company (the "***Company***") and [Investor Name] ("***Member***"). In connection with a conversion of Member's investment in the Crowd SAFE into Preferred Securities of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal, LLC, d/b/a "Republic" (the "***Intermediary***") as another holder of Preferred Securities of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the units of Preferred Securities of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 302 of the Delaware Limited Liability Company Act, or Section 212 of the Delaware General Corporation Law, as applicable, to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the preferred units on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

    a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units listed under the name on this Appendix A and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                       LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

Video Transcript – Story2

Hi. I'm Dr. Carol Barash, founder and CEO of Story2.

From college admission essays to job interviews and all types of public speaking, Story2 is shifting the way the world communicates.

Most people are deeply afraid to speak and write out loud, I know that I was.

78% of high school students and half of all college students lack the essential communication skills they need to succeed in the 21st century.

Through a patented writing process and simple, online platform, Story2 is solving that problem and connecting people around the world.

Over tens of thousands of years, storytelling evolved in the human brain to help us navigate our fear of the unknown.

Memories, emotions, and action are triggered at once. That same flow of memories, emotions, and action ignites when we read or listen to other people's stories. Our brains are literally searching all the time to find common ground through stories.

That's what makes storytelling such a powerful way to communicate. And why it's at the heart of everything we do.

Our storytelling app gives you the tools you need to speak and write powerfully. Story2 makes it super simple to get your big ideas out of your head, to organize them, and bring them to the world.

Story2 combines a fast and easy writing process with asynchronous and live online courses and coaching to build your writing confidence and enable you to conquer high-stakes communications like college admissions, job interviews, or starting your own business.

We've taught more than 200,000 people how to tell their unique stories out loud to pursue their boldest dreams.

And that's just the beginning! In 2019, just a few months ago we opened our second office in Hangzhou, China, and in 2020 we'll open a third in Mumbai, India.

I had this story bouncing around in my head for years. Story2 helped me get it out of my head and onto paper but in my own voice.

Back in high school, I used Story2 to help me write my personal statement. I got into NYU, one of my top schools, I studied abroad in Shanghai and I think I have the skills that I need to jumpstart my career.

Story2 is changing the way the world communicates. I invite you to join us.